EXHIBIT 99.1

3 December 2020

National Grid plc ('National Grid' or 'Company')

Scrip Dividend for 2020/21 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 27 November 2020, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2020/21 interim dividend is 864.44 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2020/21 interim dividend is US$57.7160. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website (https://investors.nationalgrid.com/~/media/Files/N/National-Grid-IR-V2/shareholder-information/scrip-dividend-scheme-tc-vjuly-2020.pdf) and from Equiniti (0800 169 7775).

2020/21 interim dividend timetable:

12 November 2020	2020/21 half year results and interim dividend amount declared – 17.00 pence per ordinary share; $1.1285 per ADR*
25 November 2020	ADRs go ex-dividend for 2020/21 interim dividend
26 November 2020	Ordinary shares go ex-dividend for 2020/21 interim dividend
27 November 2020	Record date for 2020/21 interim dividend
3 December 2020	Scrip reference price announced
14 December 2020	Scrip election date for 2020/21 interim dividend (5pm London time)
13 January 2021	2020/21 interim dividend paid to qualifying shareholders

 * The figure shown is gross of a $0.01 per ADR interim dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2020/21 interim dividend.  This fee does not apply to ADRs received through the scrip dividend.

Megan Barnes
Head of Company Secretariat